DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02025479

NO ACT
P.E 12-28-2001
1-32-02326

March 7, 2002

Linda S. Peterson
Assistant General Counsel
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, California 90024

Act 1934
Section
Rule 14A-8
Public Availability 3/7/2002

Re: Occidental Petroleum Corporation
Incoming letter dated December 28, 2001

Dear Ms. Peterson:

This is in response to your letter dated December 28, 2001 concerning the shareholder proposal submitted to Occidental by the Walden/BBT Domestic Social Index Fund, the Sinsinawa Dominicans and The Needmor Fund. We also have received a letter on the proponents' behalf dated February 2, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Tim Smith
The Boston Company
One Boston Place, 024-0131
Boston, Massachusetts 02108

OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSISTANT GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
E-Mail linda_peterson@oxy.com

DEC 3 1 2001

DEC 3 1 2001

RECEIVED
02 JAN -2 PM 3:45
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 28, 2001

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D. C. 20549

Re: Occidental Petroleum Corporation
Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from Walden/BBT Domestic Social Index Fund, the Sinsinawa Dominicans and The Needmor Fund, a copy of which proposal is attached hereto as Exhibit A (the "Proposal"), may properly be omitted from the proxy materials for the Company's 2002 Annual Meeting of Stockholders.

Occidental believes the Proposal, which seeks a report on greenhouse gas emissions, properly may be omitted pursuant to (i) Rule 14a-8(i)(3), because the Proposal violates the Commission's rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials, (ii) Rule 14a-8(i)(7), because the relates to the Company's ordinary business operations, and (iii) Rule 14a-8(i)(10, because the Proposal has been substantially implemented.

Discussion

A. Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits a registrant to omit a proposal from its proxy materials if the proposal is contrary to any of the Commission's rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. See Exxon Mobil Corporation, available March 19, 2001, Phoenix Gold International, Inc., available November 21, 2000, and

Honeywell International Inc., available October 26, 2001 (the Staff allowed the deletion of certain statements that were false and misleading).

Occidental believes the first and second bullet points in the *Whereas* clause are false and misleading. First, the reference merely to The Intergovernmental Panel on Climate Change ("IPCC"), without an explanation of what the organization is and what governments are represented, is misleading. IPCC sounds as if it is an official U.S. governmental organization. In fact, it was formed by the World Meteorological Organization and United Nations Environment Programme. Second, the information cited from IPCC is cited only as "IPCC, 2001". The IPCC web site (www.ipcc.ch) indicates that, in addition to press releases, speeches and presentations, the IPCC produces numerous publications (assessment reports, special reports, technical reports, guidelines and methodologies and supporting material). It is a daunting task to try to find on IPCC's web site or in its press releases or reports, the cited facts so to be able to read them in context, without the editing supplied by the Proponents.

Occidental believes the bullet point that begins "Companies with top-rated environmental records..." is misleading because it implies that Occidental does not have a top-rated environmental record and has a low annual return on investment. To the contrary, in the last several years, Occidental has received many awards and other recognition for its environmental record. For example, in a recent review, the New York-based Council on Economic Priorities, which ranks U.S. Companies in 14 industries on their environmental responsibility, ranked Occidental among the top three companies in the chemicals sector. In 2000, Occidental's Muscles Shoals facility received The Alabama Department of Environmental Management Director's Award in Pollution Prevention. Moreover, Occidental's estimated return on equity and return on average capital employed for the period from 1997-2001 were 15.2% and 9.9%, respectively. For the year 2000, Occidental was in the top third of its peer group companies based on those measures.

For the foregoing reasons, Occidental believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it violates the prohibition in Rule 14a-9 against false and misleading statements.

B. Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if it deals with a matter relating to the company's ordinary business operations. See Potlatch Corporation, available February 23, 2001 (report regarding environmental risk assessment could be omitted as relating to ordinary business operations).

The Commission has stated that the policy underlying Rule 14a-8(i)(7) is, "basically the same as the underlying policy of most state corporation laws: to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders". The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Commission Release No. 34-19135, n.45 (Oct. 26,1982). Section 141(a) of the Delaware General Corporation Law (the law of the jurisdiction in which the Company is incorporated) states, "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors."

The Commission has since refined its policy in Exchange Act Release No. 40018 (May 21, 1988), in which it stated:

> "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> * * *
>
> However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g. significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time frames or methods for implementing complex policies.

It is upon both pillars of Rule 14a-8(i)(7) that Occidental believes it may exclude the Proposal. In essence, the proposal would seek a report from the Company with regard to (i) the Company's total annual greenhouse gas emissions from its operations as well as it products and (ii) an estimate of feasibility and cost of substantially reducing these emissions. Monitoring the impact of the Company's operations on the environment is an ongoing component of the overall management of the Company. The feasibility and cost of reducing that impact are among the factors regularly considered by the Company's Board and management when making their business decisions. From a subject matter perspective, reporting on the environmental emissions of the Company is a matter best addressed by the management of the Company. As noted in Part C of this Discussion, Occidental's Board and management have already determined that the Company should make a report on health, environment and safety matters publicly available on an annual basis. The Proposal seeks to control the timing and content of such report.

Occidental is aware of the social policy issue exception to the first consideration--proposals focusing on sufficiently significant social policy issues are generally not excludable. However, in numerous No Action letters, the Staff has not objected to excluding stockholder proposals when such proposals relate to the nature of a company's day-to-day business. See College Retirement Equities Fund (Sept. 7, 2000) (the Staff permitted the Company to exclude a stockholder proposal that requested the College Retirement Equities Fund to divest its holdings of a particular entity considered by the proponent to create environmental hazards); American International Group, Inc. (Mar. 17, 1998) (proposal relating to company's policy stance on global warming and its impact on insurance claims omitted as relating to the company's ordinary business operations); The Walt Disney Company (Nov. 10, 1997) (proposal dealing with, among other things, the influence on young people of tobacco uses in television shows omitted because television programming relates to the company's ordinary business operations); Xerox Corporation (Feb. 29,1996) (proposal requesting that the company's board of directors appoint a committee to review and report on the company's adherence to human rights and environmental standards with respect to its overseas business omitted as relating to the company's ordinary business activity of conducting employment functions); Duke Power Company (Mar. 7, 1998) (proposal requesting a report detailing the company's environmental protection and pollution control activities omitted as relating to the company's ordinary business of operating the power company). In each of these No Action letters, the Staff did not object to excluding the stockholder's proposal because the proposal in question related to the day-to-day activities of the company, regardless of the fact that such day-to-day activities could be tied to larger social issues.

The Proposal relates to day-to-day activities of the Company. The proposal, if adopted, requires the Board of Directors prepare a report on one specific environmental issue. In College Retirement Equities Fund, the Staff did not object to the position that for a stockholder proposal to rise to the level of a significant social policy it must, "involve a request to institute a broad or fundamental corporate policy." The proposal does not make such a request.

Second, the Company also believes it may exclude the Proposal because it seeks to micro-manage the content of the report. Monitoring compliance with environmental laws, including proposed changes to those laws, is part and parcel with running the Company. Integral to this process are reports prepared by or for the Board addressing environmental factors. The preparation, parameters, guidelines, timing and purpose of such reports, including the decisions to make such information publicly available, are clearly within the purview of the Board. In fact, among the Commission's indicia of proposals that violate Rule 14a-8(i)(7) are specific time frames or methods for implementing the proposal. Exchange Act Release No. 40018 (May 21, 1988). In the Proposal, both of these indicia are present. The Proposal request that the Company report by August 2002, and that the report should address specific issues identified in the Proposal. This is clearly micro managing.

For the reasons set forth above, the Company believes the Proposal is excludable under Rule 14a-8(i)(7) as within the ordinary course of the Company's business.

C. Rule 14a-8(i)(10)

Under Rule 14a-8(i)(I0), a proposal may be omitted if the company has already substantially implemented it. Occidental's Environmental, Health and Safety Report for the year 2000 (the "Environmental Report") contained an estimate of Occidental's total greenhouse emissions and discussed the Company's efforts to reduce such emissions. See Page 15 of the Environmental Report. The Environmental Report, a copy of which is attached as Exhibit B, is available to anyone upon request and is also posted on Occidental's web site (www.oxy.com).

The Staff has indicated that a stockholder's dissatisfaction with how the Company endeavors to address environmental liability concerns does not negate the validity of a company's existing approach. See E.I. du Pont de Nemours and Company (Feb. 14, 1995) (excluding a proposal to include certain environmental reports in the company's annual report); The Boeing Company (Feb. 7,1994) (excluding a proposal to prepare certain reports regarding the company's business); Houston Industries Inc. (Apr. 10, 1987) (excluding a proposal to prepare an annual report regarding certain risks to stockholders).

In addition, the disclosure the Proposal apparently seeks i.e. information pertaining to potential environmental liabilities (in this case, the cost of reducing emissions) - is already required under the Securities Act of 1933, as amended, and the Securities Exchange Act of the 1934, as amended. For example, Item 303 of Regulation S-K requires an issuer to describe material uncertainties known to management that would cause reported financial information not to be necessarily indicative of their future operating results or future financial condition. Thus, the Company's obligations under the federal securities laws would require it to make disclosures concerning environmental liabilities or potential environmental liabilities that are material.

For the reasons set forth above, Occidental believes the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented.

<u>Conclusion</u>

In accordance with Rule 14a-8(j), a copy of this letter is being sent to each of the proponents, with a letter from the Company notifying him of Occidental's intention to omit the Proposal from its proxy materials. A copy of that letter is enclosed as Exhibit C.

Also enclosed are six copies of this letter with exhibits and an additional receipt copy of this letter. Please return the receipt copy in the enclosed self-addressed stamped envelope.

Occidental plans to begin mailing its proxy materials on or about March 19, 2002. Accordingly, we would appreciate receiving your response no later than March 1, 2002. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

Enclosures

cc: Mr. Tim Smith, Walden Asset Management
Sister Regina McKillip, O.P., The Sinsinawa Dominicans
Mr. Charles W. Shuford, The Needmor Fund

EXHIBIT A

Occidental Petroleum
REDUCING GLOBAL WARMING EMISSIONS

WHEREAS:

- The Intergovernmental Panel on Climate Change has found "new and stronger evidence that most of the warming observed over the last 50 years is attributed to human activity." (IPCC, 2001)

- Growing evidence indicates that environmental damage from fossil fuel burning will be major and worldwide. Threats to human health and habitats include (IPCC, 2001):
  - widespread increase in the risk of floods inundating the homes of tens of millions of people, resulting in increased drowning, disease and, in developing countries, hunger;
  - increases, in some geographic areas, in droughts, floods, landslides, storms, and incidences of water-borne (cholera) and vector-borne (malaria) diseases; and
  - irreversible damage to vulnerable ecosystems, with increased risk of extinction of more vulnerable species and loss of biodiversity.

- In July 2001, 178 nations signed the Bonn agreement, requiring industrialized nations to reduce greenhouse emissions to 5.2% less than 1990 levels, by 2008. *(Wall Street Journal*, 7/24/01)

- Dupont's CEO stated, "We are preparing our company for a long journey to a more climate-friendly…global economy. We have already reduced our global greenhouse gases by nearly 60%, [and are] committed to… setting new goals for 2010: reducing global carbon-equivalent greenhouse gas emissions by 65% [from 1990 levels]; holding total energy use flat [at 1990 levels]; and using renewable resources for 10% of our global energy use." (11/00)

- Major automakers are developing alternative non-combustion engines and technologies to reduce vehicles' fossil fuel demands. Ford's Chairman has said, "We are committed to an improvement in fuel economy for all of our vehicles… [and] a reduction in carbon dioxide emissions. We know greenhouse gases and global temperatures are increasing." (4/14/00)

- Royal Dutch/Shell and BP have invested in renewables for years. Royal Dutch/Shell added a penalty of $5/ton of carbon produced when evaluating investment returns on new projects, anticipating more stringent carbon-related regulatory regimes. *(Financial Times*, 9/12/00)

- Companies with top-rated environmental records are faring significantly better financially than those with worse records. From 1997-2000, they had 3.53% higher annual returns on investment than a broader universe of companies, and 7.80% higher annual returns than companies with low-rated environmental records. (QED International, 2001)

- Thirty-nine top religious leaders stated, "…global warming is a scientific fact….More investment in renewable energy and fuel efficiency is now a moral imperative, especially because these are technologically feasible and economically viable." (National Council of Churches, 5/21/01)

- We believe that good stewardship of our resources requires that we reduce polluting emissions when possible and prudent.

RESOLVED: that the Company report to shareholders (at reasonable cost and omitting proprietary information) by August 2002 on (a) total annual greenhouse gas emissions (i) from our company's own operations and (ii) from its products (as best as the Company can estimate); and (b) an estimate of the feasibility and cost of substantially reducing these emissions, together with an evaluation of whether our Company would need such changes to be made on an industry-wide basis and, if so, how that could be accomplished.

EXHIBIT B

OCCIDENTAL PETROLEUM CORPORATION

[*annual report on* **health**, **environment**, *and* **safety**]

2000



EXHIBIT B

OCCIDENTAL PETROLEUM CORPORATION

[*annual report on* **health**, **environment**, *and* **safety**]

2000



Table of Contents

Glossary

ACC American Chemistry Council

API American Petroleum Institute

BLS U.S. Bureau of Labor Statistics

EPA U.S. Environmental Protection Agency

HES Health, Environment and Safety

IIR Injury and Illness Incidence Rate (Incidents per 100 employee-years)

OSHA U.S. Occupational Safety and Health Administration

PRP Potentially Responsible Party

SARA Superfund Amendments and Reauthorization Act

TRI Toxics Release Inventory

TSCA Toxic Substances Control Act

VPP Voluntary Protection Program



HES Principles

Health, environment and safety (HES) management at Occidental is a fundamental element upon which our business success is based. A corporate HES vision statement and 10 guiding principles give direction to our actions in the HES area. These principles, along with HES policies and procedures, reaffirm our commitment to:

- Protect the environment and the health and safety of people by using design procedures, work practices and employee training to prevent incidents;
- Correct operating conditions that have significant adverse health, safety or environmental impact;
- Reduce waste generation and responsibly manage waste disposal;
- Reduce releases of pollutants to the environment;
- Make efficient use of nonrenewable natural resources;
- Use energy efficiently;
- Maintain a dialogue with neighboring communities about HES concerns;
- Report annually on Occidental's HES performance.

The full text of these principles is available in the OPC HES section of Occidental's internet site, http://www.oxy.com.

Glossary

ACC	American Chemistry Council
API	American Petroleum Institute
BLS	U.S. Bureau of Labor Statistics
EPA	U.S. Environmental Protection Agency
HES	Health, Environment and Safety
IIR	Injury and Illness Incidence Rate (Incidents per 100 employee-years)
OSHA	U.S. Occupational Safety and Health Administration
PRP	Potentially Responsible Party
SARA	Superfund Amendments and Reauthorization Act
TRI	Toxics Release Inventory
TSCA	Toxic Substances Control Act
VPP	Voluntary Protection Program

A Note About HES Performance Data

Various asset and stock acquisitions, divestitures and exchanges have occurred over the years. Performance data noted in this report refer to activities that occurred while assets were owned and operated by Occidental's business segments and are not restated to reflect changes in assets, unless noted.

[*message from the* **Chairman**]

We are pleased with continuing strong performance in Occidental's health, environment and safety programs. In 2000, we again achieved substantial success in the areas of worker-related accidents and reportable environmental occurrences that placed Occidental among the best in its industry sectors. For example, for the fifth consecutive year Occidental's recordable injury and illness incident rate of less than one incident per 100 employees, places the company among the top performers in all industries worldwide. This level of performance was maintained even while integrating newly acquired operations into our comprehensive HES program.



Strong programs for health, safety and environmental protection are only one measure of Occidental's commitment to responsible management of these disciplines. This year Occidental endorsed the Global Sullivan Principles for corporate social responsibility. Developed by the Reverend Leon H. Sullivan in 1999, the Sullivan Principles are consistent with our own HES Principles and Code of Business Conduct that are part of the foundation of our business management systems throughout our worldwide operations. Integrating the socio-economic, cultural and environmental considerations envisioned by the Sullivan Principles into our management framework helps us achieve the goals of sustainable development and long-term growth. In this regard we have achieved a number of milestones during the past year.

The New York-based Council on Economic Priorities recently released the results of its Campaign for Cleaner Corporations. In its ranking on "environmental responsibility," Occidental Petroleum ranked among the three top-rated companies in the chemicals segment.

Occidental Oil and Gas Corporation in Qatar was nominated for the 2000 Department of State Award for Corporate Excellence for exemplary corporate citizenship and business practices.

For the third consecutive year, the American Chemistry Council (ACC) presented OxyChem with the Responsible Care® Sustained Excellence Award for its commitment to workplace safety. OxyChem's HES leadership activities, innovative management approaches and systems improvements, contractor safety, and performance against the Responsible Care® Codes were key considerations.

And on a personal note, I congratulate J. Roger Hirl, chief executive officer of OxyChem, on his selection by the U.S. Chemical Educational Foundation in 2000 to receive their prestigious Vanguard Award, which is given annually in recognition of exemplary leadership in promoting chemical safety and product stewardship.

These milestones, achieved at a time when Occidental reported record earnings, demonstrate clearly that strong HES and social responsibility programs go hand-in-hand with strong financial performance. Occidental's employees are committed to finding new and creative ways to enhance HES performance and our social responsibility initiatives. The goals for our business units and rewards for individual performance reflect the importance we place on continuous improvement in these areas.



Ray R. Irani
Chairman and
Chief Executive Officer

[*message from the* **HES Vice President**]

The concept of "sustainable development," first introduced into world affairs by the Brundtland Commission of the United Nations in 1987, is increasingly a topic of discussion around the world. Most common definitions of sustainable development embrace the core concept that meeting the needs of today's society should be done in a way that does not compromise the ability of future generations to meet their needs. While most agree on the concept, the roles and responsibilities of the various players, whether individual people, companies, governments or society as a whole, are still being debated.

We believe that notions of sustainable development will be defined over time by the collective actions of individuals, institutions and markets. The scope of activity of any one firm is too small to measurably influence the outcome. However, the aggregate of all firms is critically important because growth in the world's market-based economies during the last one hundred years has resulted in a great improvement in mankind's standard of living and quality of life.

Occidental's businesses and operational practices are shaped by the opportunities of a developing world economy and tempered by a commitment to capture those opportunities without compromising the future. The key to building a sustainable enterprise is providing beneficial products that are demanded by today's society, while achieving sound financial performance in a socially and environmentally responsible manner. As the adjacent graphs depict, the value to society of Occidental's products is increasing, as is the value of the corporation to its stockholders. Occidental's stockholders expect that the corporation's development will be sustained over the long term and that they will receive a fair return for investing in Occidental. We believe that the way we manage health, environment and safety matters represents good business practice that creates value for our stockholders and aligns us with the core concepts of sustainable development.

This year's report on health, environment and safety highlights the company's progress in creating a lasting enterprise. As one indication of Occidental's efforts, we have enhanced our discussion of energy efficiency by including a new chart on this topic. Information about Occidental's financial performance, as well as additional detail on health, environment and safety management systems, accomplishments and issues is available on the company's internet site (http://www.oxy.com).

Product Value
Sales ($ Billion)


10.0
7.5
5.0
2.5
0
'98
'99
'00

Common Stockholder's Equity
Equity ($ Billion)


5.0
4.0
3.0
2.0
1.0
0
'98
'99
'00

Richard A. Swan
Vice President
Health, Environment and Safety

The superior performance of Occidental business segments is maintained by a safety culture that is integrated into their business management systems.

Attainment of Occupational Safety and Health Administration (OSHA) Star status is the highest U.S. government honor for excellence in safety.

[*A Sustainable* Business Enterprise]

We strive to achieve the long-term goals of sustainable growth and development in our core businesses by incorporating societal, economic and environmental considerations into our planning and management framework. Integration of sound HES management with the core businesses of Occidental promotes continuous improvement. The following pages summarize some of the ways that Occidental continues to build a sustainable enterprise through significant accomplishments and strong performance in the HES area.

Sustained Safety Excellence

Occidental is a proven safety leader. For the fifth consecutive year, Occidental's consolidated worldwide injury and illness incidence rate (IIR) — a common safety performance benchmark — was below 1.0. In 2000, it was 0.83. By comparison, the average IIR for all U.S. industry is more than 6.3, the average for exploration and production companies in the American Petroleum Institute (API) is 1.02, and the average for companies in the American Chemistry Council (ACC) is 2.31. The superior performance of Occidental business segments is maintained by a safety culture that is integrated into their business management systems. For every employee and manager, attainment of safety performance goals and objectives is just as important as achieving other business goals. Staff and managers continually refine the tools used to achieve superior performance.

Attainment of Occupational Safety and Health Administration (OSHA) Star status is the highest U.S. government honor for excellence in safety. With the addition of the Cincinnati plant in 2000, OxyChem has stewarded 26 facilities to achieve Star status under the OSHA Voluntary Protection Program (VPP). Fifteen of these sites remain a part of OxyChem. In 2000, OSHA initiated a new program that allowed contractors to achieve Star status, and three OxyChem site partner contractors have already received this award. Nationwide, about one-hundredth of 1 percent of approximately 6 million work sites have qualified for the OSHA Star.

Occidental extends the strong workplace safety ethic in establishing expectations for the safety performance of its contractors. Data indicate that full-time contractors working for Occidental are performing significantly better than those doing similar work for others. Occidental's consolidated worldwide full-time contractor IIR was 1.67 in 2000, which is over four times better than the U.S. construction industry average. Occidental's business segments rely on contractors to conduct


OXY
OSHA STAR WORKS

To be eligible for the OSHA Star (or a state equivalent), a work site must have comprehensive and successful safety and health programs. Additionally, the site must have an IIR and lost work-day injury rate below the industry's national average. The process of attaining Star designation emphasizes the use of employee committees to ensure that the facility meets or exceeds all regulatory requirements. Occidental's experience demonstrates that employee involvement sustains high levels of safety performance, which is the primary goal of pursuing the OSHA Star designation.

OxyChem OSHA Star Sites

(Initial approval year)

- CINCINNATI, OHIO (2000)
- MOBILE, ALABAMA (1998)
- OXYCHEM HEADQUARTERS
  DALLAS, TEXAS (1998)
- MUSCLE SHOALS, ALABAMA (1996)
- DELAWARE CITY, DELAWARE (1996)
- NIAGARA FALLS, NEW YORK (1996)
- CASTLE HAYNE, NORTH CAROLINA (1996)
  CASTLE HAYNE ON-SITE CONTRACTOR (2000)
- TAFT, LOUISIANA (1994)
  TAFT ON-SITE CONTRACTOR (2000)
- GRAND ISLAND, NEW YORK (1993)
- DALLAS, TEXAS (1993)
- CONVENT, LOUISIANA (1991)
  CONVENT ON-SITE CONTRACTOR (2000)
- INGLESIDE, TEXAS (1991)

OXY VINYLS, L.P.

- HOUSTON, TEXAS (1997)
- LAPORTE, TEXAS (1997)
- PASADENA, TEXAS (1991)

certain specialized portions of their operations such as drilling, maintenance and construction. Occidental uses HES performance as a factor in selecting contractors, monitors this performance during the contract period and requires that all injuries be reported to Occidental along with plans to prevent recurrence.

For the third consecutive year, the American Chemistry Council awarded the Responsible Care® Sustained Excellence Award to OxyChem for its commitment to workplace safety. This award is the chemical industry's highest health and safety honor and is given for outstanding and sustained progress in protecting the health and safety of employees, contractors and neighboring communities. OxyChem is the only company to have received this honor. In 2000, OxyChem continued efforts to maintain excellent HES performance. In addition to introducing program improvements, "back-to-basics" training was utilized to reinforce the fundamental concepts and program elements that have yielded "best in class" performance.

Initiatives Beyond the Fenceline

Occidental became an endorser of the Global Sullivan Principles in 2000. The Principles were created by the Reverend Leon Sullivan in 1999 out of his desire to produce a framework for corporate social responsibility to support



economic, social and political justice by companies where they do business. Companies that endorse the Principles support human rights and encourage equal opportunity at all levels of employment, including racial and gender diversity on decision-making committees and boards. Training and advancement of disadvantaged workers for technical, supervisory and management opportunities is also covered under the Principles. By promoting greater tolerance and understanding among peoples, the Principles aim to improve the quality of life for communities, workers and children. Over 150 companies and organizations have endorsed the Global Sullivan Principles.

The concept of sustainable development is woven into the Principles, just as it is integrated in Occidental's business plan for sustained growth and responsible development. Occidental's long-standing policies and procedures are consistent with the Global Sullivan Principles and provide a strong platform for continuous improvement.

We are actively working with the Reverend Sullivan, his organization, and other endorsers of the Principles to develop a reporting framework expected to be tested in 2001. The reporting framework is intended to be used to communicate progress on the Global Sullivan Principles commitment to "...develop and implement company policies, procedures, training and internal reporting structures to ensure commitment to these Principles."

Biodiversity Research

The University of Kansas (KU) Natural History Museum and Biodiversity Research Center and Occidental Oil and Gas Corporation formed a partnership to survey and document the plant and animal life in environmentally sensitive areas that may require restoration after oil exploration and drilling. The five-year agreement calls for teams of researchers and students from the KU museum and research center to inventory the biodiversity of Occidental holdings around the world, beginning with a project during summer

Occidental continues to support the development and application of progressive approaches to HES management. One example is through work with the International Council of Chemical Associations. OxyChem sponsored Stan Szymanski to serve as chairman of the Responsible Care® Leadership Group (RCLG). Under his leadership, the RCLG is focusing on enhancing the quality of Responsible Care® efforts around the world, fostering mutual assistance — particularly between developed and developing nations — in the further implementation of Responsible Care® programs, and fostering a candid, constructive dialogue with stakeholders.

Responsible Care®
Good Chemistry at Work



Employees of the Occidental Permian Ltd. Cowden Asset group teamed up with Cavazos Elementary School in Odessa, Texas. The employees are helping students improve their reading and math skills. Several employees are also serving a bilingual role in the school's accelerated reading program. Several OxyChem plants also support adopt-a-school programs, primarily focusing on science education. Often, these include longstanding partnerships, such as those between the Convent, Louisiana plant and the Romeville Elementary School or the Niagara Falls, New York plant and the LaSalle Middle School. A unique aspect of the partnership between the Pottstown, Pennsylvania plant and two local school districts is that high school student representatives are participants on the plant's Community Advisory Panel. And for its extended support, the Dallas, Texas silicates plant was presented with the Outstanding Volunteer Award by the Dallas Independent School District's Daniel "Chappie" James Learning Center.

2000 in Ecuador. The project in Ecuador will help address a long-standing need for increased knowledge of the animal and plant diversity of poorly studied tropical areas.

The agreement is a second-generation biodiversity alliance between KU and Occidental. Under a previous agreement, executed in 1995, scientists and students from KU and from the Universidad Nacional Mayor in Lima, Peru inventoried nearly 670 species of plants, animals and insects — including five new species of frogs and toads.

Sustainability Index

In 1999, Dow Jones Indexes and the SAM Sustainability Group launched what is claimed to be the world's first sustainability index. The index tracks the performance of certain key companies in over 60 industry sectors and covers more than 220 companies. The sustainability index assessment criteria used to rate firms are grouped in terms of opportunities and risks, and cover economic, ecological and social dimensions. Each company's performance is benchmarked to the industry average. In the 2000 review, Occidental's overall sustainability score ranked above the oil industry average. Cited as an area of strength were Occidental's systems and capability to avoid or reduce HES and other costs or risks of operations.

Continuing Environmental Progress

Occidental's application of advanced exploration and production technologies for oil and gas has been instrumental in boosting our business success. At the same time, these technologies result in fewer dry holes, reduced waste volumes and less environmental disruption. Continuing improvements in recovery efficiency translates into fewer wells to achieve the same level of production, thus there is less impact from new drilling operations. Smaller, lighter rigs and advanced directional and extended-reach drilling shrink the footprint of oil and gas operations and reduce surface disturbance. New production methods cut emissions of air pollutants, reduce the likelihood of spills and lead to enhanced worker safety, reduced operational risk and better protection of ground water resources.

OxyChem donated a chlorine railcar for use by the Bellevue, Nebraska volunteer fire department at its new fire school training site. The training site, which is just south of Omaha, will be the biggest and most comprehensive in the region. OxyChem was recognized for their contribution at a ceremony in June and is planning to donate another car for regional training in Maryland.



Sustainable development of an oil field can occur in three distinct phases.

Primary Recovery

Primary recovery produces oil, gas and/or water using the natural pressure of the reservoir as the driving force to push the material to the surface. Wells are often "stimulated" through the injection of fluids, which fracture the hydrocarbon-bearing formation to improve the flow of oil and gas from the reservoir to the wellhead. Other techniques, such as pumping and gas lift help production when the reservoir pressure dissipates.

Secondary Recovery

Secondary recovery uses other mechanisms — such as gas reinjection and water flooding — to displace fluids not produced in the primary recovery phase.

Enhanced Oil Recovery

Enhanced oil recovery involves the injection of other liquids or gases (surfactants, carbon dioxide, etc.) or heat (such as steam) to stimulate oil and gas flow and displace fluids bypassed in the primary and secondary recovery phases.

Long Beach

Occidental's recently acquired operations in the harbor of Long Beach, California represent a model approach to operating in sensitive urban environments. To improve the aesthetics of the East Wilmington oil field operations for the public, production occurs from four man-made islands where drilling rigs are disguised as high-rise buildings, and other facilities have been masked with palm trees, concrete sculpture, and waterfalls. The noise from drilling and pumping operations is significantly reduced through the use of electric motors. Advanced horizontal drilling, combined with the largest waterflood in California history (where extensive use is made of recycled produced water and reclaimed wastewater from the City of Long Beach) has increased production by approximately 30 percent in recent years. Once the fluids are pushed out of the reservoir, chemical treatment is used for oil/water separation, resulting in fewer air emissions compared to traditional gas-fired treaters.

Kern County

Thermal enhanced oil recovery technology is maintaining production rates and ultimate recovery from the "mature" heavy oil fields of Kern County, California. These fields were discovered in 1912 and have been under active steam flood since 1986 to facilitate production. Occidental operates its heavy oil field in Kern County in a manner that provides for the preservation of wildlife habitat while accommodating oil production operations. For the third consecutive year the California Department of Oil and Gas and Geothermal Resources has selected Occidental's Kern Front field for a Clean Lease Award.

Permian

Since the early 1970's the Permian Basin region of west Texas and southeast New Mexico (the largest oil basin in the lower 48 states) has been home to innovative miscible carbon dioxide injection enhanced oil recovery projects. Occidental is the largest producer in the basin, operating nearly 40% of the basin's carbon dioxide enhanced oil recovery production, which also makes Occidental the largest operator of carbon dioxide floods in the world. Through this advanced technology, Occidental expects to maintain and enhance the productivity of this existing natural resource for many years beyond its originally expected economic life. Increasing the ultimate recovery of these fields means that fewer new wells need to be drilled, translating to less impact on the environment.

Oman

Occidental's Safah field operations in the western desert of Oman date back to the mid-1980's. The operation was first run as a primary recovery operation, followed then by gas reinjection to



Power Generation Capacity

Plant	*Location*	*Size (MW)*
Ingleside	Corpus Christi, TX	440
Battleground	Houston, TX	200
Deer Park	Houston, TX	90
Elk Hills	Kern County, CA	46
Taft (planned)	Hahnville, LA	770
Elk Hills (planned)	Kern County, CA	550

maintain reservoir pressure and increase recovery of the available reserves. Applying its expertise in enhanced recovery, Occidental is now implementing a waterflood for the next phase of development. Consistent with Occidental's HES Principles and to be confident that the application of this technology would be appropriate in this region, Occidental performed an extensive investigation of the Upper Fars aquifer. This is the first study of its kind to be performed by an oil operator in Oman. The results, which have been presented to the government, show that the Occidental project is compatible with the Al Massarat Water Supply project being advanced by Oman's Ministry for Water Resources.

Power Generation

Through its subsidiary, Occidental Energy Ventures, Inc., Occidental is engaged in marketing, trading and related risk management services for clients involved in crude oil, natural gas and power markets. Occidental's long-term strategy is to build or assemble "energy hubs" around its oil, gas and chemical assets with close proximity to major markets. A key feature of this strategy is to construct/operate technologically advanced power plants.

Occidental operates four major power plants and has additional facilities under development in Louisiana and California. When the new facilities are completed, generation capacity will total over 2,000 megawatts. All employ gas-fired turbine technology and most also include co-generation capabilities. Co-generation is a power generation process that, in comparison to more traditional methods, can double whole-system efficiency and reduce carbon dioxide emissions by more than two-thirds. This is because co-generation harnesses heat that would otherwise be a wasted by-product of the generation process. It produces two useful outputs: heat and power. The heat can be converted into a number of forms for use in process applications, such as steam and hot water.

Occidental's facilities incorporate the latest advances in combustion technology, which means high efficiencies (ranging from about 48% for a combined-cycle turbine to about 60% for a combined-cycle turbine with co-generation) and low emissions. By comparison, a typical utility power plant is approximately 35% efficient. For example, in the case of the Ingleside power plant, if the same amount of steam and power were generated in a coal-fired facility, an estimated 2 million additional metric tons per year of carbon dioxide would be emitted. Occidental continues to search for new opportunities in the power arena.



Occidental's principles call for a continuing effort to reduce waste. Due to the wide range of Occidental's operations, a variety of approaches are used to investigate and implement waste reduction opportunities. A good example is the case of OxyChem's chemical manufacturing facility in Ingleside, Texas, which produces vinyl chloride, a building block of polyvinyl chloride (PVC) pipe and vinyl. The process also produces calcium carbonate and hydrochloric acid as by-products. The calcium carbonate required landfill disposal, while the hydrochloric acid was treated and neutralized using limestone. After a year of laboratory and field testing, OxyChem engineers developed a way to reliably combine the two by-products and eliminate the need for landfill space and the costs of material handling. Today, the calcium carbonate is piped to a tank where it meets with the hydrochloric acid. There the two compounds mix together and react. This neutralizes the hydrochloric acid and dissolves the calcium carbonate, producing harmless by-products. The project has been very successful and the plant anticipates that it will recover the capital investment it made to configure pumps, piping, tanks and control systems through operating and landfill cost savings within one year.

OxyChem's chrome product plant in Castle Hayne, North Carolina demonstrated that serving customer's needs and practicing the principles of Responsible Care® and Product Stewardship go hand-in-hand.

Traditionally, customers added water to the delivered railcars of dry chromic acid product and used bubbled air to agitate and dissolve the mixture. Responding to customer feedback, Castle Hayne personnel applied their expertise to design a unique (patent pending) motor-driven agitator system that accomplishes the job much more efficiently. The OxyChem Rail Maintenance Group secured final approval of the system from the American Association of Railroads. Customers like the system because it reduces time and cost to unload, increases the maximum solution concentration and provides several environmental benefits including:

- *Reduced emissions and elimination of emissions control equipment and associated maintenance activities and wastes.*
- *Reduced potential for spills.*
- *Reduced car washout and cleaning requirements.*

Environmental Expenditures Related to Business Segments

Millions of dollars	2000	1999	1998	1997	1996	1995	1994
Operating Expenses							
Oil and Gas	$ 23	$ 13	$ 15	$ 33	$ 41	$ 41	$ 34
Chemical	51	51	55	60	59	63	74
	$ 74	$ 64	$ 70	$ 93	$ 100	$ 104	$ 108
Capital Expenditures							
Oil and Gas	$ 20	$ 19	$ 31	$ 85	$ 54	$ 43	$ 42
Chemical	18	17	25	31	27	27	24
	$ 38	$ 36	$ 56	$ 116	$ 81	$ 70	$ 66

Responsive Management Systems

Occidental's business segments continued to strengthen their HES management systems throughout their worldwide operations in 2000. These systems focus on meeting HES objectives and facilitate sustained improvement by integrating HES programs into all phases of business activities. Performance of these systems is periodically evaluated and verified at the facility and corporate levels through auditing and other methods of quality assurance and quality control.

Occidental has a tiered approach to HES auditing. Audits are conducted at the plant or asset level, at the business segment level (i.e., oil and gas, chemicals, etc.) and at the parent corporation level. During 2000, there were forty-six comprehensive audits in the HES area performed at the business segment level, reaching nearly all of the worldwide operating facilities.

Audit teams consist of employees trained in specialized HES areas, operations and auditing techniques. Written audit protocols that contain specific audit questions and the underlying regulatory or policy rationale for each question guide the auditor. In certain instances, chemical manufacturing sites even invite members of their Community Advisory Panel or local schools to observe and participate in the audit. These third party participants are encouraged to ask questions and comment on the overall process while learning about OxyChem systems.

The audits are designed to promote continuous improvement by providing management with an objective evaluation of applicable environment, safety, health and process safety performance and verification of compliance with regulations, internal requirements and industry practice (such as the Responsible Care® Codes of Management Practices). Final reports are distributed to line operations, senior management and to the parent corporation, where they are reviewed with the HES Committee of the Board of Directors. To verify appropriate completion in a timely manner, follow-up items are tracked electronically and reviewed by parent company HES professionals.

The U.S. operations of Occidental's business segments are subject to stringent federal, state and local laws and regulations relating to the environment. Foreign operations also are subject to environmental protection laws. In Occidental's business segments, environmental expenditures related to current operations are factored into overall business planning. For 2000, Occidental's environmental operating expenses were $74 million, and investments of $38 million were made for capital projects related to environmental protection. Occidental's commitment to maintaining compliance and seeking continuous improvement in HES performance means that significant expenditures will continue in this area.



[Performance *Summary*]

Each of the measures presented in the following graphs is related to one or more of the Occidental HES principles shown on the inside front cover of this report. The HES performance trends indicated by these graphs show that Occidental is achieving its goal of continuous improvement.

Employee Injury and Illness Incidence Rate

The company's IIR, based on all operations worldwide, increased from 1999's record performance. Nevertheless, this is the fifth consecutive year that the rate has remained below 1.0 and it represents a decrease of more than 75 percent over the past decade. Occidental's IIR is better than the average rates by peer companies (based on the most recent published API and ACC data) and, according to U.S. Bureau of Labor Statistics (BLS) data, nearly 87 percent better than the average for all private sector industry in the United States.

Lost Workday Case Rate

This measure represents the total number of cases, per 100 workers, that resulted in an employee being unable to return to work or perform normal duties the day after an occupational injury or illness. Occidental's rate of 0.35, which includes employees at all of its worldwide operations, is very low. By comparison, the most recent BLS data for U.S. private industry is 3.0. Although Occidental's rate in 2000 increased slightly compared to 1999, the general trend mirrors the strong long-term improvement in IIR performance. The same management commitment and safety programs that drive reductions in the number of recordable injuries also lead to reductions in the severity of injuries.

Reportables, Citations and Penalties Paid

Steady improvement in these data reflects the integration of HES management with other business processes. Our goal is to maintain a long-term downward trend in the three measures, even as the regulatory framework becomes more complex and restrictive and as enforcement increases.

Employee Injury and Illness Incidence Rate
Incidents per 100 Workers



2.0
1.5
1.0
0.5
0
'94 '95 '96 '97 '98 '99 '00

Lost Workday Case Rate
Number of Cases per 100 Workers



0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
'94 '95 '96 '97 '98 '99 '00
0.62 0.55 0.39 0.33 0.23 0.29 0.35

Compliance system performance data have been restated in this report according to the applicable environmental media: air, water and land. The "Other" category includes administrative, product-related and employee safety issues. The data also include the number of reportable oil and produced water spills and exceedances of voluntary performance standards. To illustrate the difference in performance between operations with established HES programs and those where Occidental's policies, procedures and practices are being introduced, the data are aggregated by tenure in the bar graphs. Those where Occidental's HES programs have been in-place for less than three years are categorized as "New" and the remainder as "Old."

Reportables
Number of Occurances


700
600
500
400
300
200
100
0
'94 '95 '96 '97 '98 '99 '00
0 0 0 5 171 102 341 New Operations
Old Operations

652	386	328	286	340	248	471	Total
263	143	114	72	74	93	304	Air
173	83	78	70	45	36	33	Water
213	160	136	144	220	119	128	Land
3	0	0	0	1	0	6	Other

Citations
Number of Occurances


70
60
50
40
30
20
10
0
'94 '95 '96 '97 '98 '99 '00
0 0 3 1 4 11 13 New Operations
Old Operations

69	53	44	60	29	22	29	Total
11	16	5	14	9	9	6	Air
28	22	21	15	8	5	9	Water
9	0	2	3	5	1	1	Land
21	15	16	28	7	7	13	Other

Penalties Paid*
Thousands of Dollars


250
200
150
100
50
0
'94 '95 '96** '97 '98 '99 '00

* Reported by year in which notice was received.

** 1996 excludes (1) an $81.600 penalty paid for an incident that occured at a facility prior to Occidental's acquisition and (2) a payment of $896.000 made to EPA as a result of OxyChem's voluntary participation in the TSCA Compliance Audit Program.

Experience has shown that implementing a comprehensive HES program at a newly-acquired operation is a significant initiative, taking at least three years to integrate technology changes, training and management systems.

Reportables are incidents where a facility exceeded a permit limitation or condition or where a report to a government agency was required because of an action defined by a law or regulation (such as an oil spill or a release of a chemical above a specified quantity). These incidents also include those that occur at international locations where a performance standard established by Occidental, which is more stringent than that required by applicable local law, has been exceeded. Occidental considers the number of reportables to be a prime indicator of HES management system strength. As defined by Occidental, this is a much more comprehensive measure than most other companies use for this type of reporting. Occidental believes that by measuring performance at this low threshold we will be better able to identify opportunities to further improve performance.

Compliance is high, indicating an effective HES management system. Long-standing Occidental operations (where the HES management system has been in place for more than three years) demonstrate steady performance improvement. For these operations, performance on the reportables measure has improved nearly eighty percent since 1994. We anticipate a similar improvement trend will be demonstrated over the next several years by those newer operating locations where Occidental's HES program has been in-place for three years or less.

Citations include notices of violation, citations or warning notices, administrative orders, consent orders/agreements, and civil actions or court orders initiated by a governmental agency because of an action defined by a law or regulation. As with reportables, citations are tracked worldwide and include health, environment, safety, process risk management and transportation activities.

Citation and penalty data reflect the level and focus of agency enforcement activity, which varies with agency priorities. Compared to reportables, for any single year they are less predictive of the performance trend of the HES management systems in place at asset locations and production facilities. Regarding citations, the value reported for 2000 is very low and the long-term trend for Occidental operations with established HES management systems reflects sustained improvement. Nearly half of the citations received in 1999 and 2000 were attributable to recently acquired facilities and operations, i.e., those working under Occidental's HES programs for three years or less.

Occidental paid penalties of $53,965 in 2000, a very low sum. Most of the amount paid was attributable to two matters. One stemmed from a 1997 chemical spill into a containment dike. The spilled material was recovered but subsequent inspection revealed that hairline cracks were present in the concrete dike. The dike was subsequently repaired. The other matter was related to a 1999 air emissions incident at the Elk Hills oil field. Certain components of a vapor recovery system were found leaking during an inspection. A series of corrective measures have been instituted to prevent a recurrence.

Oil and Produced Water Releases

Compared to 1994, Occidental's oil production has increased, yet the total amount of produced water and oil unintentionally released to the environment has decreased. In 2000, the reportable amount of oil and produced water unintentionally released was again very small. There were no major spill events at Occidental's oil and gas operations, as the typical oil spill was less than 8 barrels. Considering the dramatic restructuring of Occidental's oil and gas asset portfolio, this performance is remarkable. In 2000, nearly sixty percent of Occidental's oil and gas production was from assets acquired by Occidental since the end of 1997.

Should a release occur, liquids are recovered as quickly as possible and oil-impacted soil is typically treated by natural bioremediation. Generally, the impacts of produced water releases are negligible since the major contaminant is salt, which is usually managed by rinsing soil with fresh water.

Preventing unintentional releases is an important goal in oil and gas operations. The Occidental Oil and Gas HES program addresses the issue of spill prevention in several ways; including technology to detect and prevent pipeline corrosion, management systems training for safe operations, and auditing and inspection.

The case of Elk Hills is illustrative of the success this approach can produce. During 1998, shortly after acquiring the U.S. government's 78% share of the former Elk Hills Naval Petroleum Reserve, certain changes were instituted by Occidental to address pipeline corrosion related to past maintenance practices of the former operator. Since then, performance at Elk Hills has improved by over ninety-five percent, measured in terms of barrels released (oil plus produced water) per barrel of oil equivalent produced. This improvement is evidence of the substantial ongoing effort that has been underway at Elk Hills since Occidental began operating the field in 1998.

SARA Chemicals — Releases and Transfers

OxyChem's most recent Toxics Release Inventory (TRI) data submitted to the EPA under the Superfund Amendments and Reauthorization Act (SARA) Section 313 reporting requirements are shown in the accompanying table. For 1999 (the most recent report year), total reportable releases and transfers were 32.4 million pounds. Total releases remain less than one pound per ton of production, or only about one-thirtieth of one percent. The increase in transfers (to approved off-site facilities) is attributable to the chemical plants contributed by The Geon Company (now known as PolyOne Corporation) to the Oxy Vinyls, LP, which was formed in 1999 and which OxyChem operates. In 1999, more than 85 percent of TRI reportable wastes were either incinerated, treated, recycled or burned for energy recovery. The remainder was landfilled in approved facilities.

Oil and Produced Water Released
Barrels Per Million Barrels of Oil Equivalent



100.0
80.0
60.0
40.0
20.0
0

	'94	'95	'96	'97	'98	'99	'00
Oil	19.0	18.3	7.3	11.8	7.9	3.7	4.8
Produced Water	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

SARA Chemicals — Releases and Transfers
Millions of Pounds



60.0
50.0
40.0
30.0
20.0
10.0
0

	'93	'94	'95	'96	'97	'98	'99
Transfers	26.4	19.1	9.6	6.2	6.2	4.6	21.9
Air	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Water	0.1	0.1	<0.1	0.1	<0.1	<0.1	<0.1
Underground Injection	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Land	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total	49.1	38.0	20.2	17.1	17.3	15.7	32.4

Waste Generation from OxyChem Operations
Thousands of Tons


400
350
300
250
200
150
100
50
0
'93 '94 '95 '96 '97 '98 '99
66 60 54 74 51 51 53 Hazardous
Nonhazardous
282 248 335 339 291 243 208 Total

These data exclude wastewaters

OxyChem Waste Generation

Data for OxyChem waste generation include activity related to on-going production operations, and includes activity for the Oxy Vinyls, LP chemical plants. During 1999 (the most recent report year), total waste generation declined by fourteen percent. The long-standing OxyChem waste minimization program is applied at all facilities. It is a structured approach to refine and improve manufacturing processes, operating protocols and maintenance procedures. In nearly every instance, finding and implementing projects requires significant engineering effort and extensive process modifications and capital expenditures.

In addition to the Ingleside plant project described earlier in the report, several other pollution prevention and waste reduction projects were undertaken during 2000. These included: increased hydrogen recovery (Niagara Falls, New York), wastewater reduction/zero discharge (Muscle Shoals, Alabama) and freon reduction (Mobile, Alabama). Projects implemented at Oxy Vinyls, LP facilities include: filter pre-coat reduction (Deer Park, Texas), improved methanol recovery (Pasadena, Texas) and heavy-ends feedstock recovery (VCM plant at Deer Park, Texas). Also, OxyChem's Delaware City, Delaware chlor-alkali facility began a voluntary waste minimization project with U.S. EPA Region III and the Delaware Department of Natural Resources and Environmental Control. The study is focused on the quantity and characteristics of wastes generated at the site.

Remediation Site Status

Occidental or certain of its subsidiaries are participating in environmental assessments and cleanups at federal Superfund sites, comparable state sites and other remediation sites, including Occidental facilities and previously owned sites. They also are involved in a number of governmental and private proceedings involving historical practices including having been named as potentially responsible parties (PRPs) under the federal Superfund law. Occidental is usually one of many companies cited as a PRP at these sites and has, to date, been successful in sharing cleanup costs with other financially sound companies.

As of December 31, 2000, Occidental or its subsidiaries had been notified by the EPA or equivalent state agencies or otherwise had become aware that they had been identified as being involved at 125 Superfund or comparable state sites. This represents a 55% reduction in the number of such sites from year-end 1995. Glenn Springs Holdings, Inc., Occidental's subsidiary that manages the involvement of Occidental and its subsidiaries at these sites, has played an important role in achieving this performance. Occidental is evaluating the extent of its involvement, if any, at 28 of these sites. For 54 sites, where environmental remediation efforts are probable and the costs can be reasonably estimated, Occidental has accrued reserves at the most likely cost to be incurred. Reserves for these sites and other sites where Occidental has environmental remediation responsibility totaled $402 million at year-end 2000, and cash expenditures during 2000 related to site remediation activities were approximately $75 million. For the remaining 43 sites, Occidental has denied involvement or has been indemnified by other parties. For additional information on environmental expenditures and remediation, see Occidental's 2000 Annual Report on Form 10-K.

Remediation Site Status
Number of Federal and State Superfund Sites


300
250
200
150
100
50
0
'94 '95 '96 '97 '98 '99 '00
78 82 83 79 65 34 34 Indemnified by others
No recent activity
54 31 32 16 15 10 9 Involvement denied
Liability undetermined
Reserve established
278 284 267 198 169 127 125 Total



Energy Efficiency Factor
Base Year 1995 = 1.0


1.0
0.8
0.6
0.4
0.2
0
95
96
97
98
99

Energy Use and Climate Change

The climate change issue is based on the theory that global climate change is occurring due to manmade emissions of several chemicals known as greenhouse gases. Many scientists acknowledge that uncertainties exist in the climate models used to advance this theory. Nevertheless, an international accord negotiated in Kyoto, Japan calls for reductions in emissions of greenhouse gases. If ratified by the U.S. Senate, the Kyoto Protocol would significantly impact U.S. companies and the economy. Barring major technological or social changes in transportation and energy generation and consumption, significant reductions in fuel use and shifts in the types of fuels used would be needed to meet the targeted reductions. Significant increases in the costs of fuels and electricity should also be expected.

Occidental is following this issue closely. Regardless of any requirements that may be imposed under the Kyoto Protocol, if ratified, many of Occidental's business plans are consistent with the goal of reducing such emissions. Estimated at approximately ten million tons per year, the carbon dioxide emissions from Occidental's worldwide operations represent about one-tenth of one percent of the U.S. total.

Occidental's HES Principles reinforce a long-standing company objective promoting the efficient use of energy. Improving the energy efficiency of operations is an effective way to reduce carbon dioxide emissions. Implementation of new maintenance and operating practices, installation of more energy-efficient equipment and construction of efficient natural gas and hydrogen-fired co-generation facilities are ways that Occidental is pursuing this goal.

Occidental's energy efficiency factor (graph above) uses production as a normalizing value. Performance of the factor, as measured relative to the 1995 baseline year (where the factor is set to a value of 1.0), shows that efforts focused on improving energy efficiency have been successful. The improvement since 1995 is attributable to a combination of two aspects. One is the focus on reducing energy consumption by those on the front line of manufacturing and producing operations. Reducing energy reduces costs, and the benefits flow to the "bottom line." The other aspect is the identification and application of incremental technological improvements, oftentimes to improve product quality or process reliability, that produce energy savings.




[External *Recognition*]

One reflection of the success of our HES program is recognition by outside organizations. Several accomplishments were recognized in 2000.

The New York-based Council on Economic Priorities (CEP) ranks about 200 U.S. companies in 14 industries on their "environmental responsibility" as part of its Campaign for Cleaner Corporations. In the most recent review, Occidental Petroleum was ranked among the three top-rated companies in the chemicals sector. According to CEP, the rankings are based on the comparative analysis of companies in four areas: environmental impact, environmental management systems, corporate environmental reports and compliance records.

In March 2000, the Department of the Interior's Minerals Management Service (MMS) presented its 1999 National Safety Award for Excellence in the category of "High OCS Activity" to OXY USA, Inc. This award recognized OXY USA, Inc. for outstanding performance while conducting oil and gas production operations on the Outer Continental Shelf of the United States of America. The MMS determined that OXY USA, Inc. was the top performer in "High OCS Activity Category" after a comprehensive review of compliance and incident data, safety and pollution prevention record, and input from district and regional offices.

OxyChem's Muscle Shoals, Alabama chlor-alkali facility received the "2000 Director's Award in Pollution Prevention" in the large plant category. This is the highest award given for pollution prevention by the Alabama Department of Environmental Management. It recognizes a business or industry that has demonstrated leadership and commitment to wise management in protecting the environment and public health through pollution prevention.

OxyChem received Union Pacific Railroad's Pinnacle award for outstanding performance in the safe handling and transporting of chemicals. Also, OxyChem's plant in Convent, Louisiana received a 1999 Safe Handling Award from the Canadian National Railway.

Several OxyChem plants received special recognition as "Stars Among Stars" and "SuperStars Among SuperStars" by the OSHA Region VI VPP Participants Association. The program was started by the OSHA Region VI VPP office to recognize those OSHA Star worksites that achieve IIR performance that is at least 50% (Stars) or 75% (SuperStars) better than similar facilities. OxyChem "Stars Among Stars" included the chemical plant in Ingleside, Texas and the OxyVinyls' facility in La Porte, Texas. Achieving "SuperStar" status were the chlor-alkali plant in Convent, Louisiana, the Dallas, Texas Silicates plant, the OxyChem headquarters building in Dallas, Texas and the Houston, Texas OxyVinyls operations.

In Qatar, Occidental Petroleum was nominated for the 2000 Department of State Award for Corporate Excellence for exemplary business practices and good corporate citizenship demonstrated by employees of Occidental Oil and Gas Corporation. The award nomination cited Occidental's charitable activities, successful recycling program, the "Reefball Program" to improve the marine environment and the establishment of a chair in petroleum engineering at the University of Qatar.

Business Overview

Occidental Petroleum Corporation, a Delaware corporation ("Occidental"), explores for, develops, produces and markets crude oil and natural gas. Occidental also manufactures and markets basic chemicals, including chlorine, caustic soda, and ethylene dichloride, vinyls, including polyvinyl chloride ("PVC") resins and vinyl chloride monomer, through its 76 percent interest in Oxy Vinyls, LP ("OxyVinyls"), and specialty chemicals. Occidental conducts its operations through various oil and gas and chemical subsidiaries and affiliates. Occidental also has an interest in petrochemicals through its 29.5 percent ownership in Equistar Chemicals, LP ("Equistar"). In this report the principal oil and gas and chemical operations are referred to as Occidental's business segments, and the chemical operations are sometimes referred to collectively as "OxyChem."

For additional information on the company's operational and financial performance, see Occidental's 2000 Annual Report on Form 10-K.

Current News and General Information

Additional information about HES and Occidental, including news releases as soon as they are issued, is available on the internet at http://www.oxy.com. In addition, a toll-free telephone number — 1-888-OXYPETE (1-888-699-7383) — can be used to request faxes of news releases or to request that materials be mailed.

For More Information

We welcome your thoughts and suggestions on this report. To send us your comments or to request more information or additional copies of this report, please contact:

Richard A. Swan
Vice President –
Health, Environment and Safety
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, California 90024

Occidental Petroleum Corporation
10889 Wilshire Boulevard, Los Angeles, California 90024

This report was printed on recycled paper.

EXHIBIT C

OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSISTANT GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
E-Mail linda_peterson@oxy.com

December 28, 2001

VIA FEDERAL EXPRESS

Sister Regina McKillip
The Sinsinawa Dominicans
Peace and Justice Office
7200 W. Division Street
River Forest, Illinois 60505

Charles W. Shuford
The Needmor Fund
275 South Main Street, #206
Longmont, Colorado 80501

Tim Smith
The Boston Company
One Boston Place, 024-0131
Boston, Massachusetts 02108

Re: Stockholder Proposal

Dear Proponents:

Pursuant to Rule 14a-8(j)(i) of the Securities Exchange Act of 1934, as amended, Occidental Petroleum Corporation is hereby notifying you of its intention to omit the proposal you submitted from management's proxy materials with respect to the 2002 Annual Meeting of Stockholders. The Corporation's reasons for omitting your proposal are set forth in the Corporation's letter of even date herewith to the Securities and Exchange Commission, a copy of which is attached hereto.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

Enclosures

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)
5770 Midnight Pass Road
Sarasota, Florida 34242
Tel and fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 2, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Kier Gumbs, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Occidental Petroleum Corporation

Via fax

Dear Sir/Madam:

I have been asked by the Sinsinawa Dominican Sisters, the Walden/BBT Domini Social Index Fund and The Needmor Fund (who are jointly referred to hereafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of Occidental Petroleum Corporation (hereinafter referred to as "Oxy" or the "Company"), and who have jointly submitted a shareholder proposal to Oxy, to respond to the letter dated December 28, 2001, sent to the Securities & Exchange Commission by the Company, in which Oxy contends that the Proponents' shareholder proposal may be excluded from the Company's year 2002 proxy statement by virtue of Rules 14a-8(i)(3), 14a-8(i)(7) and 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Oxy's year 2002 proxy statement and that it is not excludable by virtue of any of the cited rules.

The Proponents' shareholder proposal requests the Company to report on the greenhouse gas emissions caused by its operations and products.

BACKGROUND

For general background on global warming, we refer the Staff to Appendix A, which is a portion of my letter to the Staff in opposition to an Exxon Corporation no-action request, but which unfortunately does not appear in the Lexis report of that no-action letter request. Exxon Corporation (January 26, 1998).

Since that time, concern about global warming has only increased and the evidence that human activity is causing it has only become stronger. For example, The New York Times reported on January 23, 2001, that the latest scientific findings with respect to climate change have even more strongly implicated human activity. (A shorter version of the same Associated Press article appeared the same day in The Wall Street Journal.) The article stated:

> In the most emphatic warning yet about the danger of global warming, scientists from 99 nations meeting here issued a report today that sharply increased projected climate change blamed on air pollution and warned of drought and other disasters.
>
> The report, which could spur stalled world negotiations on curbing greenhouse gas emissions, said global temperatures could rise by as much as 10.5 degrees over the next century. By comparison, the earth's temperature rose about 9 degrees since the last ice age....
>
> The Shanghai report, meant to be the most comprehensive study to date on global warming, says new evidence shows more clearly than ever that temperature increases are caused mostly by pollution, not by changes in the sun or other natural factors. "The rate of climate change this century is expected to be greater than it has been in the past 10,000 years," Sir John T. Houghton, co-chairman of the Shanghai meeting and former head of Britain's weather agency, said.
>
> The report is the one of the most authoritative pieces of evidence yet to support warnings that greenhouse emissions from industry, power plants and vehicles threaten to disrupt global climate and ecosystems by causing the atmosphere to trap more of the sun's energy. The findings were unanimously approved by the roughly 150 scientists and 80 members of environmental and industry groups attending the meeting.
>
> ....[The report] concludes that new evidence shows that "most of the observed warming" in recent decades has come from gas releases from human activities.
>
> Rising temperatures could lead to drastic shifts in weather, scientists at the meeting said. They said drought could strike farming areas, while melting glaciers could raise sea levels, flooding densely populated coastal areas of China, Egypt and other countries.

The full report of the Intergovernmental Panel on Climate Change, which consists of four Summary Reports for Policymakers, each of which were reviewed in detail by the participants, as well as four technical background papers, may be found at www.ipcc.ch.

If the Staff desires further background information on climate change and the human influence on it, we suggest that they consult the web site of The Pew Center on Global Climate Change, a project funded by the Pew Charitable Trust. There are several recent and excellent reports available at www.pewclimate.org/projects.

Rule 14a-8(i)(7)

The Proponents' shareholder proposal is not excludable by virtue of Rule 14a - 8(i)(7), since it raises important social and policy issues which preclude the applicability of that exclusion.

The Staff has frequently opined that environmental matters raise such significant policy issues as to preclude the applicability of the ordinary business exclusion.

There can be no doubt but that global warming (climate change) represents a major issue of public policy, one that has lead all of the major nations of the world (some 172) to sign the Kyoto Treaty to decrease the production of those pollutants (greenhouse gases) which cause global warming. More recently, 179 nations (including all of the developed nations, other than the United States, but including such nations as Japan, which had historically been unenthusiastic about taking steps to counter global warming) signed the Bonn agreement to implement the Kyoto Treaty.

Even absent United States government action to implement the Kyoto Treaty, the issue of greenhouse gas emissions has been a major policy issue in the United States, both at the governmental level and at the corporate level. At the state governmental level, the New York Times of February 1, 2002, reports that the California Assembly had passed a bill to set standards for greenhouse gas emissions by automobiles and that the California Senate was expected to also pass the bill and the Governor to sign it. At the Federal level, there have been numerous Congressional hearings and proposals to change the Corporate Average Fuel Economy (CAFÉ) rules which penalize auto makers whose fleets fail to meet certain minimum fuel economy standards.

Actions in the current (107th) Congress are far too numerous to list (see, e.g. The Global Climate Change Act of 2001, S 1716, introduced November 15, 2001, by Senators Kerry (D-MA), Stevens (R-AK), Akaka (D-HI), Hollins (D-SC) and Inouye (D-HI)). In just the three weeks that Congress was in session in December, at least three events related to greenhouse emissions occurred on the floor of the Senate. For example, in connection with the Senate debate (December 10-19) on the Agriculture bill, the Senate agreed on December 13 to an amendment (SA 2546) by Senator Wyden (D-OR) to establish a research program on greenhouse gas emissions and sequestrations by agriculture. In addition, bills were introduced to require corporations to disclose the type of information requested by the Proponent in its shareholder proposal. Thus, on December 20, 2001 Senator Corzine (among other sponsors) introduced S 1870 (see 147 Cong Rec 13955 ff.). He described the bill as follows:

> Earlier this year, the Intergovernmental Panel on Climate Change recently released its Third Assessment Report, and the science is increasingly clear and alarming. We know that human activities, primarily fossil fuel combustion, have raised the atmospheric concentration of carbon dioxide to the highest levels in the last 420,000 years. We know that the planet is warming, and that the balance of the scientific evidence suggests that most of the recent warming can be attributed to increased atmospheric greenhouse gas levels. We know that without concerted action by the U.S. and other countries, greenhouse gases will continue to increase.
>
> Finally, we know that climate models have improved, and that these models predict warming under all scenarios that have been considered. Even the smallest warming predicted by current models, 2.5 degrees Fahrenheit over the next century, would represent the greatest rate of increase in global mean surface temperature in the last 10,000 years. . . .
>
> *The main provisions of the bill establish a system that would require companies to estimate and report their emissions of greenhouse gases, as well as a place where companies can register greenhouse gas emissions reductions.* In addition, the bill would require an annual report on U.S. greenhouse gas emissions. I'd like to go through each of these components in more detail. (Emphasis supplied.)
>
> First, the bill requires EPA to work with the Secretaries of Energy, Commerce and Agriculture, as well as the private sector and non-governmental organizations to establish a greenhouse gas emission information system. For the purposes of the bill, greenhouse gases are carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons, and sulfur hexafluoride. EPA is directed to establish threshold quantities for each of these gases. The threshold quantities will trigger the requirement for a company to report to the system, and are included to enable exclusion of most small businesses from the reporting requirements. *Companies* that emit more than a threshold quantity of each gas *will be required to report their emissions on an annual basis to EPA*. The requirements will be phased in, beginning with stationary source emissions in 2003. The following year, in 2004, companies subject to the reporting requirements will need to submit to EPA estimates of other types of greenhouse gas emissions, such as process emissions, fugitive emissions, mobile source emissions, forest product-sector emissions, and indirect emissions from heat and steam. (Emphasis supplied.)
>
> Just as important as the reporting system is the greenhouse gas registry established by the bill. The bill requires EPA to work with the same set of actors to establish this greenhouse gas registry, which will enable companies to register

greenhouse gas reductions. Many companies are voluntarily implementing projects to reduce emissions or sequester carbon. The registry would establish a place for companies to be able to put these projects on public record in a consistent and reliable way.

Taken together, these provisions of the bill will accomplish several important goals. First, they will create a reliable record of the sources of greenhouse gas emissions within our economy. This will provide the public and private sector with important information that, if necessary, can be used to identify the most cost-effective ways to reduce greenhouse gas emissions.

Perhaps more importantly, these provisions will provide a powerful incentive for companies to continue to make voluntary greenhouse gas reductions. By requiring emissions reporting, and making that information available to the public, companies may face increased scrutiny with respect to their greenhouse gas emissions. But they will also have a place where they can register their greenhouse gas reductions project in a consistent and uniform way. This will enable companies to demonstrate the actions that they are taking to reduce their emissions, and will assist them in making the case for credits if a mandatory greenhouse gas emission reduction program is ever enacted.

Finally, the bill requires EPA to annually publish a greenhouse gas emissions inventory. This will be a national account of greenhouse gas emissions for our Nation, and will incorporate the information submitted to the greenhouse gas information system and registry. EPA has issued such a report for several years now, and this provision is intended to explicitly authorize and expand the scope of this report.

A separate bill (S 1781) was introduced by Senators McCain (R-Ariz) and Brownback (R-KS) on December 6, 2001. In introducing this bill, Senator McCain stated (147 Cong Rec S 12554, December 6, 2001):

Madam President, I, rise to introduce the Emission Reductions Incentive Act of 2001. I thank Senator Brownback for his co-sponsorship and his cooperation in drafting this bill, along with his commitment to addressing this growing problem.

Earlier this year, I announced intentions to consider the establishment of a "cap and trade" system for carbon dioxide emissions. I am continuing to work with Senator Lieberman on this effort. However, the bill which I am introducing today is not in lieu of that commitment, but rather in support of it.

The bill proposes the establishment of a national voluntary registry for entities to register carbon emissions reductions. The registry would support current voluntary trading practices in private industry and other non-governmental organizations. . . .

The bill also proposed changes to the US Global Climate Change Program, USGCRP. It requires a new strategic plan for the next 10 years. The bill would provide for dedicated management to support the interagency USGCRP and have this office report to the Director of the Office of Science and Technology Policy. We feel this will provide a needed channel to the White House for the Federal scientific community to be heard. . . .

As we all know, more than 160 countries recently reached an agreement on the Kyoto Protocol, which would require industrialized nations to reduce their carbon dioxide emissions. There are many US companies that operate facilities in other countries. These facilities will have to meet local emissions requirements. The bill requires the Secretary of Commerce to study the effects that a ratified treaty will have on the US industry and its ability to compete globally.

Again, I thank Senator Brownback for help on this piece of legislation. I understand that other members of the Commerce Committee have recently introduced legislation in this area and look forward to working with them on a comprehensive package.

Senator Brownback added (147 Cong Rec S 12554):

Madam President, I am please to join Senator McCain today in introducing the Emission Reductions Incentive Act of 2001. This bill will put into place a voluntary registry for greenhouse gas, GHG, reductions house in the Department of Commerce. Furthermore, the bill establishes structure for the independent measurement and verification of GHG reductions. This is an important step in providing an incentive for companies who wish to reduce their emissions, and it will provide assurance that companies who take positive action on climate change today will be rewarded in the future. All this can be accomplished with barely any cost to the government, since it will be private, third party groups that undertake the burden to measure, verify and prove actual greenhouse gas emission reductions.

There are those who wonder why such a measure is needed, given the fact that there is an existing registry in the Department of Energy and the uncertainty on the climate change issue. First, the new registry will only hold information that has been independently verified. Like the current registry, this new registry would be completely voluntary. However, unlike the DOE program, this registry will focus on keeping track of proven greenhouse gas reductions, and will therefore, encourage more companies to undertake measures to reduce emissions since they will have the ability to defend these reductions as real if future regulations are put in to place. Also, since this registry will be housed in the Department of Commerce and verified by independent parties, it treats the issue as an investment or transaction between companies to limit risk, rather than an environmental regulation.

These concerns of the Congress are long standing. Legislation on the problem of greenhouse gas emissions already exists. Indeed, as far back as 1987, The Congress enacted as the 'Global Climate Protection Act of 1987' (P.L. 100-204, Title XI, §§ 1101-1106, 101 Stat. 1407-1409 amended by P.L. 103-199 (1993), Title VI, § 603(1), 107 Stat. 2327). In that Act The Congress made the following findings (SEC. 1102):

> The Congress finds as follows:
>
> (1) There exists evidence that manmade pollution--the release of carbon dioxide, chlorofluorocarbons, methane, and other trace gases into the atmosphere--may be producing a long-term and substantial increase in the average temperature on Earth, a phenomenon known as global warming through the greenhouse effect.
>
> (2) By early in the next century, an increase in Earth temperature could--
>
> (A) so alter global weather patterns as to have an effect on existing agricultural production and on the habitability of large portions of the Earth; and
>
> (B) cause thermal expansion of the oceans and partial melting of the polar ice caps and glaciers, resulting in rising sea levels.
>
> (3) Important research into the problem of climate change is now being conducted by various United States Government and international agencies, and the continuation and intensification of those efforts will be crucial to the development of an effective United States response.
>
> (4) While the consequences of the greenhouse effect may not be fully manifest until the next century, ongoing pollution and deforestation may be contributing now to an irreversible process. Necessary actions must be identified and implemented in time to protect the climate. . . .

Section 1103 of the Global Climate Protection Act provides:

> SEC. 1103. MANDATE FOR ACTION ON THE GLOBAL CLIMATE
>
> (a) Goals of United States Policy. United States policy should seek to--
>
> (1) increase worldwide understanding of the greenhouse effect and its environmental and health consequences. . .
>
> (3) identify technologies and activities to limit mankind's adverse effect on the global climate by--
>
> (A) slowing the rate of increase of concentrations of greenhouse gases in the atmosphere in the near term; and
>
> (B) stabilizing or reducing atmospheric concentrations of greenhouse gases over the long term. . . .

In addition, the Congress has enacted the National Climate Program Act (15 USC 2801 et seq.), Section 2902 of which states:

> It is the purpose of the Congress in this Act to establish a national climate program that will assist the Nation and the world to understand and respond to natural and man-induced climate processes and their implications.

Section 2904(d) provides:

(d) Program elements. The Program shall include, but not be limited to, the following elements:
(1) assessments of the effect of climate on the natural environment, agricultural production, energy supply and demand, land and water resources, transportation, human health and national security. . .
(2) basic and applied research to improve the understanding of climate processes, natural and man induced, and the social, economic, and political implications of climate change. . . .

Thus, it can be seen that climate change and greenhouse gases have been an important policy issue for the Congress and for the government of the United States. Indeed, as far as the executive branch is concerned, this concern is perhaps best expressed by the fact that a Lexis search of the Federal Register records 349 hits for the words "greenhouse gas".

That policy concerns regarding greenhouse gases overlap between the executive and legislative branches is illustrated by the entry in the Congressional Record of December 18, 2001, which recorded the transmittal to the House Committee on Energy and Commerce of a report entitled, "Emissions of Greenhouse Gases in the United States, 2000", together with a cover letter from the Director, Office of Integrated Analysis and Forecasting Energy Information Administration, Department of Energy. (See *147 Cong Rec H 10235-6, December 18, 2001.*)

Climate change and the contribution of greenhouse gases to that change is not merely a policy issue for the Congress and the executive. It is equally an important policy issue for those companies whose operations or products emit such polluting gases. For example, the Whereas clause of the Proponents' shareholder proposal quotes the CEOs of Dupont and Ford, as well as actions taken by Royal Dutch Shell and BP, whose CEOs also have made public statements about their company's attempts to reduce greenhouse gas emissions. Indeed, even Oxy has a discussion of greenhouse gases on its web site, which also reveals its worldwide carbon dioxide emissions.

An illustration of the fact that many major corporations regard climate change as an important policy issue is the fact that some 37 corporations have, under the auspices of the Pew Center on Global Climate Change, formed the Business Environmental Leadership Council. The Pew Center's web site describes the Council as follows:

Thirty-seven major companies, with most included in the Fortune 500, are working together through the Center to educate the public on the risks, challenges and solutions to climate change. These efforts are spearheaded by the Center's Business Environmental Leadership Council, a group of leading companies worldwide that are responding to the challenges posed by climate change. In addition to agreeing to a Joint Statement of Principles, the corporate members of the BELC serve in an advisory role, offering suggestions and input regarding the Center's activities. The BELC companies do not contribute financially to the center.

Their joint statement of principles, which appears at www.pewcenter.org/belc, includes the following:

Our country has a long and proud tradition of coming together to respond to challenges that affect our nation's economic security, health or quality of life. Today, as we approach the millennium, we believe that one of our most serious challenges at home and abroad will be addressing global climate change as we work to sustain a growing global economy.

Our companies recognize that the risks and complexities of climate change are so important that we must work together to meet this challenge. We support efforts to bring together the ingenuity and experience of all sectors of our society -- private, public, and non-governmental organizations to address this issue in a constructive way. . . .

We begin this important effort united in several beliefs:

1. We accept the views of most scientists that enough is known about the science and environmental impacts of climate change for us to take actions to address its consequences.
2. Businesses can and should take concrete steps now in the U.S. and abroad to assess opportunities for emission reductions, establish and meet emission reduction objectives, and invest in new, more efficient products, practices and technologies.
3. . . . .
4. We can make significant progress in addressing climate change and sustaining economic growth in the United States by adopting reasonable policies, programs and transition strategies.

Among the members of the Leadership Council are manufacturers such as Alcoa, Boeing, Cummins Engine, Georgia Pacific, Interface (largest carpet manufacturer in US), Holnam (largest cement producer in US), Lockheed Martin, Maytag, Toyota, United Technologies, Weyerhaeuser and Whirlpool; chemical and pharmaceutical companies such as Air Products & Chemicals, Baxter, DuPont and Rohm & Haas; utilities such as American Electric Power, Cinergy, DTE Energy (Detroit Edison), Entergy, PG & E and Wisconsin Energy; oil companies such as BP Amoco, Shell and Sonoco; tech companies such as IBM, Intel and HP; and more minimal greenhouse gas emitters such as John Hancock Insurance.

Because greenhouse gas emissions raise such major policy issues for registrants, the Staff held, as early as 1990, that shareholder proposals concerning greenhouse gases could not be excluded as mere ordinary business matters which are mundane in nature. Exxon Corporation (January 30, 1990) (a proposal which the Staff described as one which requested "that the Company develop a Company-wide plan to address a major environmental concern, carbon dioxide emissions").

Similarly, the Staff has held that a shareholder proposal, which is "designed to address a major ecological or environmental matter", cannot be excluded. Maxxam, Inc. (March 26, 1998). Accord, Union Camp Corporation (February 12, 1996); Burlington Resources (January 18, 1990). Since the Proponents' shareholder proposal deals with greenhouse gas emissions, it clearly addresses a major ecological or environmental matter.

Additionally, it should be noted that the Staff has consistently rejected issuer attempts to exclude shareholder proposals dealing with the "Ceres Principles", which proposals deal with general environmental concerns. See, e.g., R.R. Donnelley & Sons Company (January 23, 1993); Amoco Corporation (March 1, 1991); Exxon Corporation (March 1, 1991); Eastman Kodak Company (January 27, 1991); (E.I. DuPont de Nemours & Company (January 27, 1991); Union Pacific Company (February 21, 1990). Nor are such environmental or ecological proposals excludable merely because the issuer is not a manufacturing company. See American Express Company (January 25, 1990) (Ceres Principles).

Finally, the Proponents' shareholder cannot fairly be deemed to involve micromanagement, as the Company apparently argues on page 6 of its letter. The proposal in no way gets into the details of policy or management. It requests four things: (1) a report on greenhouse emissions from the Company's activities; (2) a report on greenhouse gases emitted during the life of its products (e.g., by the burning of automobile gasoline produced by the Company); (3) the feasibility of reducing these emissions; and (4) whether it is necessary to reduce emissions on an industry-wide basis rather than on a company basis. These are broad policy matters, not the details of the implementation of a policy. Indeed, these are far less detailed than the information requested by Ceres Principles shareholder proposals.

It should also be noted that the inclusion in a shareholder proposal of a date by which a requested report should be issued has never been deemed to be micro-managing the registrant. Indeed, the very Release cited by the Company (No. 34-40018) had its origin in the failure of the Staff to implement the decision in Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc., 821 F. Supp. 877 (S.D.N.Y. 1993). In that case, the shareholder proposal, as in the present instance, had a date by which a report was to be issued.

For the foregoing reasons, we do not believe that the Company has carried its burden of proof, set forth in Rule 14a-8(g), that the Proponent's shareholder proposal is excludable by virtue of Rule 14a-8(i)(7).

Rule 14a-8(i)(10)

The burden of proof is on Oxy to establish that it has "already substantially implemented the proposal". See Rule 14a-8(g).

The Proponents' shareholder proposal requests makes four requests for information: (1) a report on greenhouse emissions from the Company's activities; (2) a report on greenhouse gases emitted during the lifecycle of its products (e.g., by the burning of automobile gasoline produced by the Company); (3) the feasibility of reducing these emissions; and (4) whether it is necessary to reduce emissions on an industry-wide basis rather than on a company basis.

Only one of those four requests is even partially answered by the Company's Environmental, Health and Safety Report (the "Oxy Report"). That Report does supply a figure for the Company's own worldwide emissions of carbon dioxide. However, the Proponents' shareholder proposal is not limited to carbon dioxide gas emissions. It requests data on all greenhouse gas emissions by the Company. Although CO2 is the most important greenhouse gas, it is only one among many. Oxy has supplied no data with respect to the other greenhouse gases including methane, nitrous oxides, chlorofluorocarbons (CFCs), hydrofluorocarbons HFCs), perfluorocarbons (PFCs) or sulfur hexafluoride (SF6). The Company has therefore only partially complied with the Proponents' request that it disclose its "*total* greenhouse gas emissions".

The Company has made no attempt to provide any data whatever on the second request, namely, on the lifecycle emissions of its products.

The third request is for information concerns the "feasibility and cost of *substantially* reducing" greenhouse emissions. (Emphasis supplied.) The data provided in the Oxy Report is not responsive to this request. That data displays a graph which shows that Oxy made some progress in energy efficiency (and therefore in carbon dioxide reductions) between 1995 and 1998. The data also show that that progress was reversed in 1999 and that energy efficiency decreased in 1999 (and that therefore carbon dioxide emissions were worse in that year). No data have been provided by the Company for either 2000 or 2001. In light what happened in 1999 and the absence of subsequent data, it is impossible to judge whether the Company's efforts will, in the future be able to "substantially" reduce greenhouse emissions or whether the programs, which it describes in the text of the Report, are truly "feasible". Thus, in lieu of the forward looking data called for by the shareholder proposal, Oxy has provided past data, and stale data at that. In addition, there is no provision of cost data, as requested by the proposal. Finally, the data is restricted to carbon dioxide and provides no information on program, feasibility or cost with respect to any of the several other greenhouse gases. Consequently, the Report is not responsive to the Proponents' third request (or, at best, is just slightly responsive).

The Company has made no attempt whatever to moot the Proponents' fourth request.

Therefore, in summation, of the four information requests made by the Proponents, Oxy has made no attempt to supply any data with respect to two of them, has made, at best, slightly responsive to one of them and has but partially answered the fourth. If one were to try to quantify this response, it would appear to be in the neighborhood of perhaps 20%. It is therefore abundantly clear that Oxy has failed to prove that it has "substantially" implemented the Proponents' shareholder proposal.

Finally, it is irrelevant whether or not Oxy's discussion of mootness with respect to liabilities is accurate, since the shareholder proposal does not request information about environmental liabilities.

For the foregoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-8(i)(10).

Rule 14a-8(i)(3)

1.

The references to "IPCC, 2001" are to the Third Assessment Report of the Intergovernmental Panel on Climate Change published in February 2001. This Report consists of four sections, each of which is divided into a subsection entitled "Summary for Policymakers" and a Technological Summary. All four sections of the Third Assessment Report of the IPPC are to be found on the home page of the Intergovernmental Panel on Climate Control: www.ipcc.ch.

The quote in the first bullet is on page 10 of the Summary for Policymakers sub-section of the section entitled "Climate Change 2001: The Scientific Basis".

The three sub-bullets in the second bullet are to be found in the Summary for Policymakers sub-section of the section entitled "Climate Change 2001: Impacts, Adaptation and Vulnerability". The first of the sub-bullets is supported as follows:

Floods inundating homes of tens of millions: Section 2.4, page 5.
Drowning, disease and hunger in developing lands: Section 3.5, page 12

The second sub-bullet is supported as follows:

Droughts, floods: Section 2.4, page 5.
Landslides, storms: Table SPM-1, page 7.
Diseases: Section 2.4, page 5.

The third sub-bullet is supported in Section 2.3, pages 4-5.

As indicated on the web site, the IPPC was established in 1988 by the United Nations Environmental Programme and the World Meteorological Organization.

Although we do not believe that all or any portion of the above information need be included in the shareholder proposal in order to avoid 14a-9, if the Staff believes otherwise, we would be happy to amend the proposal to conform it the Staff's view.

2.

The statement made in the seventh whereas bullet is true. Indeed, the Company does not contest its accuracy. Any shareholder reading that sentence would know that it is a statement about companies in general and is not intended to be a statement about Oxy. Nevertheless, if the Staff so desires we would be pleased to state explicitly that the statement is a general one and not about Oxy itself.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at (thru February 27) 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Please also note that the undersigned may be reached by mail or express delivery at the letterhead Florida address thru February 27 (thereafter inquire for updated contact information via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Linda S. Peterson, Esq.
All proponents
Ariane van Buren
Sister Pat Wolf

APPENDIX

2. The Human Component in Climate Change

Although at times Exxon seems to argue that climate change is non-existent, at other times the Company seems to be arguing merely that climate change is not caused by human activity, but rather is a natural phenomenon. This is a question which has been more seriously debated than whether climate change exists at all. Nevertheless, there is no doubt that, despite the occasional dissenter, a consensus on this matter also exists. For example, two weeks ago the United States government announced that global temperatures reached a new high in 1997. On January 9, 1998, The New York Times quoted Thomas R. Karl, a senior scientist at the National Climate Data Center, as stating that "We believe this tendency for increased global temperatures is related to human activity." (See Exhibit B.) The article also notes that:

> Mainstream scientists say emissions of heat-trapping gases like carbon dioxide, which is produced by the burning of coal and oil, are responsible for at least part of the warming trend. The Government experts restated that judgment yesterday.

Similarly, an article on the same date in The Washington Post stated that data released by NOAA show not only that 1997 was the warmest year on record, but also that nine of the eleven warmest years have occurred during the past ten years. (See Exhibit C.) That article quotes Elbert W. Friday, Jr., NOAA's associate administrator for oceanic and atmospheric research, as stating that "For the first time, I feel confident saying there's a human component" in the rising temperatures.

This, of course, is also the consensus of 168 governments, 2,500 climate scientists and 2,000 economists.

The Company's principle attack on this consensus involves an attack on the IPCC report, allegedly made by Dr. Benjamin Santer of the Lawrence Livermore National Laboratory, relying on an alleged quotation from Dr. Santer which appeared in an article in Science. However, Attached as Exhibit E is a copy of a letter from Dr. Santer stating that he objects to the distortion of his position which debunkers of global warming have been engaged in. Specifically, he denies that he does not believe that human activity causes global warming. On the contrary, his open letter of June 10, 1997, states:

> ... I am not distancing myself from one of the primary conclusions of the Intergovernmental Panel on Climate Change (IPCC) -- that "the balance of evidence suggests a discernable human influence on global climate" (a statement for which I bear some responsibility). Indeed, it is my considered professional opinion that the scientific evidence that has emerged subsequent to the publication

of the IPCC report in June 1996 reinforces and fully warrants the IPCC's "discernable human influence" conclusion. (Emphasis in original.)

One sentence of mine that was reported... has been used by Western Fuels [in newspaper ads] to imply that climate change science is so uncertain that we don't have to worry about any potential impact of human activities on climate.

This may be what Western Fuels believes (or wishes the pubic to believe), but it is not what I believe. . . The question is not whether, but rather to what extent such changes in atmospheric composition have already influenced the climate in the past century and will continue to influence the climate of the 21st century. (Emphasis in original.)

The best scientific information we have suggests that the human component of climate change is not trivially small, and that human activities are already producing a climate-change "signal" that can be discriminated from the background "noise" of natural climate variability. (Emphasis in original.)

It is perfectly true that, as Exxon contends, there exist uncertainties in connection with the human component of climate change. This point is made in the IPCC report. But those uncertainties pertain to the extent of the human induced change, not to its existence. This is explained in other parts of Dr. Santer's open letter. Following his comment (quoted above) which questions whether Western Fuels may be trying to mislead the public, Dr. Santer states:

Uncertainties are a fundamental part of any branch of science. Although we will never have complete certainty about the exact size of the past, present and future human effect on climate, we do know -- beyond any reasonable doubt -- that the burning of fossil fuels has modified the chemical composition of the atmosphere. The question is not whether, but rather to what extent such changes in atmospheric composition have already influenced the climate of the past century and will continue to influence the climate of the 21st century.

Thus, the uncertainties which Exxon stresses have nothing to do with the fact of human influence on climate change, but rather with the magnitude of the human-induced changes in climate. The fact that there is an element of uncertainty does not indicate that everything about the matter is uncertain. By analogy, we can be uncertain about when the sun will die and our solar system will end without being uncertain about whether the sun will rise tomorrow. We suggest that the various snippets from the IPCC report which are set forth in the Company's Enclosure 4 be read in light of the distinction made by Dr. Santer between, on the one band, the lack of uncertainty concerning whether human activities affect climate change and, on the other hand, our inability to ascertain exactly the magnitude of such inevitable change. If read in that light, the significance of the snippets evaporates.

In this connection, we note that the Company's quote from its Enclosure 6 (the MIT paper) appears to rely primarily on the interpretation of Dr. Santer's remarks quoted in Science which Dr. Santer has himself repudiated. Furthermore, if one examines the MIT paper as a whole it contradicts Exxon's position. The paper does not contend that there is no proven effect on climate from human activity. Rather, the gist of the paper is that there will be an effect, but the magnitude of that effect is uncertain. (Exactly Dr. Santer's point.) For example, the raison d'etre for the paper is the fact that its authors have conceived a computer model to predict the possible range of climate change during the 21st century. The predictions of this model are set forth in the graph on page 3 of the paper. The computer simulation gives seven possible outcomes, dependent on a variety of variables related to how much greenhouse gases are emitted, uncertainties in the natural climate process etc. Most conspicuous is that all seven computer simulations result in increases in temperature. There is no doubt that the globe will warm. The only question is how large the increase will be. The paper concludes that even though there are a range of possible outcomes, the prudent course would be to initiate now some steps to limit greenhouse emissions.

Thus, the very materials which the Company relies on to establish its case (Dr. Santer and the MIT paper) do not support that case. Rather they both support the fact that human activity is contributing to climate change, although the exact amount of warming cannot be predicted with certainty.

The New York Times of December 12, 1997 quoted John Browne, the CEO of British Petroleum, as follows:

> In Mr. Browne's view, it is time for the business world to accept the realities of global warming, which he described as facts backed by "effective consensus among the world's leading scientists and serious and well-informed people".

We urge Exxon, as well as the Staff, to join that consensus of serious and well informed people.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Occidental Petroleum Corporation
Incoming letter dated December 28, 2001

The proposal provides that Occidental report to shareholders on total greenhouse gas omissions from Occidental's operations and products, estimate the feasibility and cost of substantially reducing these emissions and evaluate whether changes need to be made on an industry-wide basis.

We are unable to concur in your view that Occidental may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must revise the reference to "(IPCC, 2001)" in the first and second "Whereas" clauses to provide a citation to a specific publication and publication date, or the discussion that begins "The Intergovernmental Panel . . ." and ends ". . . loss of biodiversity" may be deleted. Accordingly, unless the proponents provide Occidental with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Occidental omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Occidental may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Occidental may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Occidental may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Occidental may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jonathan Ingram
Special Counsel